EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Three Months Ended March 31, 2016
Earnings:
Income before income taxes	$352.0
Add: Dividends from equity method investments	1.2
Fixed charges	83.4
Total earnings	$436.6

Fixed charges:
Interest expense (a)	$50.3
Rent expense interest factor (b)	33.1
Total fixed charges	$83.4

Ratio of earnings to fixed charges	5.24x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.